Exhibit 99.3
Dear Investor,
A noteworthy highlight of a positive performance in Q2 is the 11% sequential growth in revenue which not only betters the guidance substantially but also is the highest growth witnessed by the company in the last five years. This growth was driven by a very strong volume growth of 9.5%. In addition, EPS at Rs. 4.89 was higher than the guided figure of Rs. 4.43.
On the back of this performance, we are pleased to revise our revenue guidance upwards for the whole year. We now expect revenue as per Indian GAAP consolidated financials to grow between 34.6% and 35.1%. The corresponding EPS growth for fiscal 2007 is expected to be between 35.9% and 36.4%.
Q2 witnessed accelerated growth in select verticals such as TIMES, Healthcare and Retail in addition to inline growth in staple verticals. Increase in the contribution of consulting and enterprise business solutions, which currently stands at 40.4% of revenue is a result of our continued investments and favorable reviews from industry analysts about the maturity of our services in this space.
We observe a healthy demand environment signifying greater adaptation of the global delivery model and we believe, based on our interactions with key decision makers, that this positive trend will continue in the near term. We are also pleased to note that a greater portion of discretionary spending is being directed towards leveraging the global delivery model. Increasingly, we are participating in engagements that are strategic in nature dealing with business transformation issues. This qualitative change is evident across all market segments giving rise to potential for a broad based growth. Satyam s continued focus on building a diversified business model stands to benefit greatly from this development.
To support our anticipated growth in the near term, we have added 4025 associates in Q2, which is the highest ever quarterly recruitment. Q2 also saw a reversal in attrition, a key focus area in the past few quarters. As a direct consequence of the aggressive measures taken on the compensation front, attrition has come down from 19.6% to 18.3% (TTM). (Annualized attrition stands at 15.9%.) With the impending introduction of restricted stock units in Q3 and continuing focus on non-monetary measures, we are hopeful that this would improve further in the near term.
We continue to notice a strong pipeline of deals that in addition to being significant in size, also require us to take accountability for integrated solutions. An example of this is our recent win from a leading Australian airline for managing their enterprise applications support and maintenance.
There is increased consolidation, redefining market segments in the enterprise business solutions space. On the demand side, there is a greater acceptability amongst user organizations to go for market-ready solutions driving the need for integration and customization. Given our leadership in this space, we are in a strong position to address this growing market. In addition, we are particularly excited about engineering services and opportunities to participate in innovation-led solutions.
I am pleased to inform that Satyam has won the American Society for Training and Development s (ASTD) 2006 BEST award for its commitment to provide world-class learning to associates.
The Board has approved an interim dividend of 50% for fiscal 2007.

B. Ramalinga Raju
Q2 Table of Contents

Indian GAAP Consolidated P&L	2
Indian GAAP Consolidated Balance Sheet	3
Indian GAAP Standalone P&L	4
Indian GAAP Standalone Balance Sheet	5
Financial Highlights — US GAAP	6
Subsidiaries and Joint Ventures	7
Business Outlook	7
Business Highlights	8
Nipuna Services Limited	8
Awards & Recognition	9
Operational Parameters for Q2, fiscal 2007	10

• Q2 revenue up 11% sequentially	• 4025 Associates added in Q2

Satyam Computer Services Limited

1

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended
In Rs. crore, except per share data

			Growth over		Growth over
			September		June
	September		2005 Quarter	June	2006 Quarter
	2006	2005	(%)	2006	(%)
Income
Services
- Exports	1,525.25	1,114.54	36.85	1,376.66	10.79
- Domestic	76.63	40.43	89.54	66.27	15.63
Total Services Income	1,601.88	1,154.97	38.69	1,442.93	11.02

Expenditure
Personnel Expenses	982.71	677.85	44.97	831.61	18.17
Cost of Software & Hardware sold	0.35	0.26	34.62	0.68	(48.53)
Operating and Administration Expenses	256.33	200.47	27.86	255.63	0.27
	1,239.39	878.58	41.07	1,087.92	13.92

Operating Profit (EBITDA)	362.49	276.39	31.15	355.01	2.11
EBITDA Margin	22.63%	23.93%		24.60%

Financial Expenses	2.72	0.77	253.25	2.55	6.67
Depreciation	37.51	34.70	8.10	36.17	3.70
Miscellaneous Expenditure Written Off	—	0.03		—

Operating Profit after Interest, Depreciation & Miscellaneous Expenses	322.26	240.89	33.78	316.29	1.89
Other Income	28.23	31.55	(10.52)	74.48	(62.10)
Profit Before Tax	350.49	272.44	28.65	390.77	(10.31)
Provision for Taxation	30.68	33.28	(7.81)	36.77	(16.56)
Profit After Taxation and Before share of loss in Associate Company & Minority Interest	319.81	239.16	33.72	354.00	(9.66)
Share of loss in Associate Company	—	(1.92)		—
Minority Interest		0.10		0.12
Profit After Taxation and share of loss in Associate Company & Minority Interest	319.81	237.34	34.74	354.12	(9.69)
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	4.89	3.69	32.52	5.44	(10.11)
Diluted	4.75	3.59	32.31	5.24	(9.35)

*	All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue in the ratio of 1:1
Q2: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services (Rs. crore)	Rs. 1,521 - Rs. 1,529	Rs. 1601.88
EPS (Rs.)	Rs. 4.42 - Rs. 4.44	Rs. 4.89
“Q2 continued to witness the benefits of operational efficiency, which helped us to mitigate the impact of salary increases on margins. In addition, subsidiaries, for the first time, contributed positively to the margin. While this is along expected lines, it gives us greater confidence to manage margins for fiscal 2007.”
V. Srinivas, CFO

Satyam Computer Services Limited

2

Indian GAAP Consolidated
Balance Sheet as at
In Rs. crore

	September 30		June 30
	2006	2005	2006
Sources of Funds
Shareholders Funds
(a) Share Capital	221.94	155.40	155.90
(b) Share Application Money, Pending Allotment	1.86	1.07	1.78
(c) Reserves and Surplus	4,764.70	3,563.56	4,159.57

	4,988.50	3,720.03	4,317.25

Minority Interest	—	4.44	4.15

Loan Funds
(a) Secured Loans	129.18	49.89	102.71

	5,117.68	3,774.36	4,424.11

Application of Funds
Fixed Assets
(a) Gross Block	1,433.29	1,182.51	1,317.21
(b) Less: Depreciation	911.98	771.79	840.21

(c) Net Block	521.31	410.72	477.00
(d) Capital Work in Progress	184.51	74.16	80.25

	705.82	484.88	557.25

Investments	—	71.33	—

Deferred Tax Asset (Net)	40.82	10.18	4.62

Current Assets, Loans and Advances
(a) Inventories	0.18	0.19	0.19
(b) Sundry Debtors	1,425.96	925.19	1,168.42
(c) Cash and Bank Balances	3,483.78	2,594.83	3,111.70
(d) Loans and Advances	205.75	156.33	184.32
(e) Other Current Assets	153.58	67.59	110.60

	5,269.25	3,744.13	4,575.23

Less: Current Liabilities and Provisions
(a) Current Liabilities	608.78	377.24	437.04
(b) Provisions	289.43	158.92	275.95

	898.21	536.16	712.99

Net Current Assets	4,371.04	3,207.97	3,862.24

	5,117.68	3,774.36	4,424.11

Satyam Computer Services Limited

3

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended

	In Rs. crore, except per share data
			Growth over		Growth over
			September		June
	September		2005 Quarter	June	2006 Quarter
	2006	2005	(%)	2006	(%)

Income
Services
- Exports	1,465.42	1,076.17	36.17	1,332.42	9.98
- Domestic	72.29	41.10	75.89	54.44	32.79
Total Services Income	1,537.71	1,117.27	37.63	1,386.86	10.88

Expenditure
Personnel Expenses	945.49	651.38	45.15	795.13	18.91
Operating and Administration Expenses	234.86	182.00	29.04	236.08	(0.52)
	1,180.35	833.38	41.63	1,031.21	14.46

Operating Profit (EBITDA)	357.36	283.89	25.88	355.65	0.48
EBITDA Margin	23.24%	25.41%		25.64%

Financial Expenses	0.26	0.20	30.00	1.07	(75.70)
Depreciation	32.81	30.93	6.08	32.30	1.58

Operating Profit after Interest and Depreciation	324.29	252.76	28.30	322.28	0.62
Other Income	28.13	31.12	(9.61)	74.38	(62.18)
Profit Before Tax	352.42	283.88	24.14	396.66	(11.15)
Provision for Taxation	30.08	33.16	(9.29)	36.57	(17.75)
Profit After Taxation (PAT)	322.34	250.72	28.57	360.09	(10.48)

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	4.93	3.90	26.41	5.53	(10.85)
Diluted	4.78	3.79	26.12	5.33	(10.32)

*	All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue in the ratio of 1:1

4	Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at

	In Rs. Crore
	September 30		June 30
	2006	2005	2006
Sources of Funds
Shareholders’ Funds
(a) Share Capital	130.93	64.39	64.89
(b) Share Application Money, Pending Allotment	1.86	1.07	1.78
(c) Reserves and Surplus	4,881.26	3,603.89	4,268.75

	5,014.05	3,669.35	4,335.42

Loan Funds
(a) Secured Loans	13.38	11.88	12.57

	5,027.43	3,681.23	4,347.99

Application of Funds
Fixed Assets
(a) Gross Block	1,218.79	1,046.28	1,153.16
(b) Less: Depreciation	866.75	743.23	803.74
(c) Net Block	352.04	303.05	349.42
(d) Capital Work in Progress	177.83	71.60	76.84
	529.87	374.65	426.26

Investments	193.39	144.91	155.74

Deferred Tax Asset (Net)	40.54	10.17	4.29

Current Assets, Loans and Advances
(a) Sundry Debtors	1,350.04	897.34	1,122.81
(b) Cash and Bank Balances	3,442.07	2,572.74	3,052.33
(c) Loans and Advances	209.81	164.92	183.24
(d) Other Current Assets	153.53	67.56	110.59

	5,155.45	3,702.56	4,468.97

Less: Current Liabilities and Provisions
(a) Current Liabilities	605.88	390.72	435.71
(b) Provisions	285.94	160.34	271.56

	891.82	551.06	707.27

Net Current Assets	4,263.63	3,151.50	3,761.70

	5,027.43	3,681.23	4,347.99

Satyam Computer Services Limited	5

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended

	In million US dollars, except per share data and as stated otherwise
			Growth over		Growth over
			September		June
	September		2005 Quarter	June	2006 Quarter
	2006	2005	(%)	2006	%

Revenues	$352.0	$267.9	31.4	$322.5	9.1
Gross Profit	$121.7	$97.2	25.2	$117.0	4.0
Operating Income	$66.1	$51.8	27.6	$66.9	(1.2)
Operating Margin	18.78%	19.33%		20.74%
Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$71.5	$58.5	22.2	$82.6	(13.4)
Income Taxes	$(6.2)	$(6.7)	(7.5)	$(7.3)	(15.1)
Income Before Equity in Earnings / (Losses) of Associated Companies	$65.3	$51.8	26.1	$75.3	(13.3)
Equity in Earnings / (Losses) of Associated Companies, net of taxes	$0.2	$(0.2)	—	$0.2	0.0
Net Income	$65.5	$51.6	26.9	$75.5	(13.2)

Earnings Per Share:
Basic	$0.10	$0.08	25.00	$0.12	(13.50)
Diluted	$0.10	$0.08	25.00	$0.11	(13.10)

*	All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue in the ratio of 1:1
Reconciliation Between Net Profit As Per Indian GAAP Consolidated Financials and US GAAP

			In million US dollars
	Quarter Ended September		Quarter ended
	2006	2005	June 2006
Profit as per Indian GAAP Financial Statements	$69.1	$54.4	$78.2
Add / (Deduct)
1 Profit / (Loss) of Subsidiaries and Associated Companies	—	$(0.0)	$—
2 Deferred Stock Compensation Charge	$(3.5)	$(0.2)	$(3.7)
3 Others, net	$(0.1)	$(2.5)	1.0

Net Income as per US GAAP Financial Statements	$65.5	$51.6	$75.5

6	Satyam Computer Services Limited

Subsidiaries and Joint Ventures
Subsidiaries
Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs. 41.63 crore (US$ 8.99 million) and a net loss of Rs. 4.77 crore (US$ 1.03 million) for the quarter ended September 30, 2006.
Satyam Technologies Inc. (STI), a wholly owned subsidiary of Satyam, recorded net revenue of US$ 0.41 million and a net profit of US$ 0.004 million for the quarter ended September 30, 2006.
Satyam Computer Services (Shanghai) Company Limited, Satyam’s wholly owned subsidiary in China, recorded net revenue of RMB 14.99 million (US$ 1.88 million) and a net loss of RMB 3.06 million (US$ 0.39 million) for the quarter ended September 30, 2006.
Citisoft Plc., a wholly owned subsidiary of Satyam, recorded net revenue of US$ 4.56 million and a net profit of US$ 0.38 million for the quarter ended September 30, 2006.
Joint Ventures
CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs. 1.20 crore (US$ 0.26 million) and a net loss of Rs 0.34 crore (US$ 0.07 million) for the quarter ended September 30, 2006.
Satyam Venture Engineering Services., a joint venture between Satyam and Venture Corporation, US earned a revenue of Rs. 18.42 crore (US$ 3.98 million) and a net profit of Rs. 2.64 crore (US$ 0.57 million) for the quarter ended September 30, 2006.
Business Outlook
(Outlook is based on exchange rate of Rs. 45.30 / US$)
EPS and EPADS is adjusted for the issue of bonus shares in the ratio 1:1 in October 2006.

	Q2 2007	Q3 2007	Growth	FY 2006 #	FY 2007	Growth

Indian GAAP Consolidated Financials
Revenue (Rs. Crore)	1,602	1,666 – 1,674	4.0% to 4.5%	4,793	6,452 – 6,476	34.6% – 35.1%
EPS (Rs. per share)	4.89	5.09 – 5.11	4.0% to 4.5%	15.25	20.73 – 20.81	35.9% – 36.4%
EPS excluding stock compensation charge (Rs. per share)@	4.89	5.38 – 5.40	9.9% to 10.4%	15.25	21.31 – 21.39	39.7% – 40.2%
US GAAP
Revenue (US$ mn)	352.0	371.7– 373.4	5.6% to 6.1%	1,096	1,434 – 1,440	30.8% – 31.3%
EPADS excluding stock compensation charge (US$ per ADS) *	0.21	0.23	9.0%	0.67	0.93	39%
Proforma EPADS including stock compensation charge (US$ per ADS) *	0.20	0.21	4.0%	0.60	0.86	44%

#	Figures for FY 2006 are after excluding profit on sale of stake in Sify Ltd.

@	Stock compensation charge under Indian GAAP includes charges on account of proposed Restricted Stock Unit scheme with effect from October 2006

*	Stock compensation charge under US GAAP includes charges on account of proposed Restricted Stock Unit scheme with effect from October 2006 and FAS 123R

Satyam Computer Services Limited	7

Business Highlights
Satyam added 35 customers in Q2 including a leading airline, a Korean auto major and a European confectionary giant. The number of Fortune 500 customers increased by one.
Satyam has been awarded a project for an end-to-end implementation of a Customer Care & Billing Solution for one of the largest domestic telecom service providers in the fixed line and mobile space, across multiple cities.
Satyam signed a 10-year contract with a leading domestic bank for implementation and maintenance of its comprehensive core banking system (CBS). The assignment also requires Satyam to provide networking for 500 branches, host its Data Center and Disaster Recovery Center, and provide facility management. This is the company’s first CBS implementation, and one of its largest multi-year facilities management project from the domestic market.
For a successful start-up company, providing Telecom OSS platforms, Satyam has set up dedicated ODC for developing and testing of key components in the Element Management System. The key benefit is quick, efficient and cost-effective deployment of new features and support for many of their installations in different parts of Europe.
Satyam has been engaged by a global automotive giant for the transition and support of PeopleSoft application at multiple facilities in the US, Canada and Mexico for a period of five years.
iDecisionsTM, a Business Intelligence (BI) Framework, is part of Satyam’s intellectual property post the acquisition of Knowledge Dynamics in 2005. A global top 3 pharmaceutical company has selected Satyam to implement iDecisionsTM. This implementation is expected to deliver significant cost benefits as well as other benefits including speed-to-market, compliance and improved decision-making.
Satyam and Microsoft have launched two state-of-the-art Business Intelligence (BI) facilities in Singapore and Shanghai. The two sites will be centers of excellence, where researchers will use real-life scenarios and data to test, develop, and implement innovative solutions for the Financial Services sector. These labs will also enable Satyam and Microsoft to study customers’ requirements more quickly to ensure faster and more cost-effective implementation of BI solutions. Satyam’s iDecisionsTM Business Intelligence Framework, is now available on the Microsoft platform, including Microsoft® SQL Server™ 2005.
Citisoft, a Satyam subsidiary, is working with the offshore operations center of an Anglo-American asset manager, in helping them set up an Hedge Fund and Fund of Hedge Funds administration environment.
Citisoft will be helping the investment management arm of a major Pan-European bank assurance company in defining its strategy for investing in and supporting OTC Derivatives.

8	Satyam Computer Services Limited

Awards & Recognition
Satyam wins Asian MAKE Award
Satyam has won the prestigious Asian Most Admired Knowledge Enterprise (MAKE) Award. The MAKE Study is an established benchmark to recognize organizations for their ability to leverage enterprise knowledge to deliver superior performance in the areas of innovation, operational effectiveness and excellence in products and services.
Satyam wins ASTD’s BEST Award
Satyam was ranked 15th among 78 organizations, in the American Society for Training & Development’s (ASTD) 2006 BEST Awards program, which recognizes organizational commitment to employee learning. Satyam is among 39 organizations from India, South Africa, and the United States to receive the ASTD BEST Award.
Nipuna Services Limited
(BPO Subsidiary)
During the second quarter, Nipuna added two customers including one of the world’s leading telecom carriers. The company’s drive to build business through partnerships is beginning to show traction.
The company is now handling 60 processes for 29 customers in engineering, healthcare, insurance, artwork management, IT helpdesk, finance and accounts, animation, customer support, KPO and data management areas.
Nipuna continues to enhance its portfolio of service offerings in the areas of Clinical Data Management, Procure to Pay, KPO and Integrated Global Enterprise Management Support in its go-to-market strategy.
The focus on differentiated service offerings is helping the company penetrate newer clients in value-added BPO areas.
During the quarter, Nipuna added another delivery facility in Hyderabad. Nipuna delivers services to customers from onsite facilities and from five facilities in India – three in Hyderabad, and one each in Bangalore and Chennai. The associate count as at the end of Q2 is 2446.
Nipuna reported revenues of US$ 8.99 million (Rs. 41.6 crore), a sequential growth of 13.5% and a net loss of US$1.03 million (Rs. 4.77 crore) for Q2 FY07.

Satyam Computer Services Limited	9

Operational parameters for Q2, Fiscal 2007
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Revenue Growth (%)

Particulars	Q2 2007	Q1 2007	Q2 2006	FY 2006

Increase/(Decrease) in revenue in US$ terms	9.82	6.62	7.27	35.23
Increase/(Decrease) in revenue due to change in:
- Volume (Hours billed)	9.41	6.42	7.11	34.47
- Billing rate	0.41	0.21	0.16	0.75
- US$ exchange rate	1.06	3.44	0.73	(1.45)
Increase/(Decrease) in revenue in Rupee terms	10.88	10.09	8.01	33.78
Analysis of Volume Growth (%)

Particulars	Q2 2007	Q1 2007	Q2 2006	FY 2006

Change in Volume (Manhours billed)	9.52	7.24	8.69	38.05
Break up of export revenue between offshore and onsite (%)

Location	Q2 2007	Q1 2007	Q2 2006	FY 2006

Offshore	47.58	47.17	44.22	44.34
Onsite	52.42	52.83	55.78	55.66

Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q2 2007	Q1 2007	Q2 2006	FY 2006

North America	65.87	65.91	66.80	65.63
Japan	1.65	1.13	1.20	1.45
Europe	18.00	17.59	18.34	18.20
Rest of World	14.48	15.37	13.66	14.72

Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q2 2007	Q1 2007	Q2 2006	FY 2006

Application Development & Maintenance Service	47.98	48.49	50.13	50.53
Consulting and Enterprise Business Solutions	40.42	40.26	39.41	38.92
Extended Engineering Solutions	6.40	6.01	6.57	6.61
Infrastructure Management Services	5.20	5.24	3.89	3.94

Total	100.00	100.00	100.00	100.00

10	Satyam Computer Services Limited

Operational parameters for Q2, fiscal 2007 (contd.)
Revenue by line of business (%)

Line of business	Q2 2007	Q1 2007	Q2 2006	FY 2006

Banking, Financial Services & Insurance	28.59	29.65	28.74	28.18
Manufacturing	26.69	27.84	29.17	28.60
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	20.36	19.12	19.17	18.82
Health & Pharma	7.33	6.53	5.59	6.24
Retail, Tranportation & Logistics	5.20	5.35	5.39	5.79
Others	11.83	11.51	11.94	12.36

Total	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q2 2007	Q1 2007	Q2 2006	FY 2006

Time & Material	60.65	62.14	65.08	64.44
Fixed Bid	39.35	37.86	34.92	35.56

Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2006

Onsite	0.45	0.90	0.31
Offshore	0.21	0.60	0.57
Domestic	2.04	5.30	6.78
B. Associate Data
Location-wise break up of associates

Particulars	Q2 2007	Q1 2007	Q2 2006

Onsite	6,428	5,967	5,276
Offshore	21,835	18,831	14,673
Domestic	1,567	1,055	941
Total Technical	29,830	25,853	20,890
Support	1,829	1,781	1,592

Total	31,659	27,634	22,482

Total number of associates including those of subsidiaries and joint ventures is 34,908
Attrition

Particulars	Q2 2007	Q1 2007	Q2 2006

Attrition Rate (TTM)	18.27	19.62	16.21

Satyam Computer Services Limited	11

Operational parameters for Q2, fiscal 2007 (contd.)
Utilization/Loading rates (in %)

Particulars	Q2 2007	Q1 2007	Q2 2006	FY 2006

Onsite	96.99	97.03	96.98	97.38
Offshore	78.75	79.56	79.43	79.03
Domestic	95.60	96.06	94.77	96.13
Offshore with trainees	71.11	71.24	74.70	73.77
C. Customer Information
Revenue contribution (in %)

Revenues from	Q2 2007	Q1 2007	Q2 2006	FY 2006

Top customer	6.68	7.12	8.95	9.02
Top 5 customers	22.26	22.68	25.66	24.94
Top 10 customers	33.93	34.43	38.66	37.25
Number of customers with annualized billing exceeding:

Revenues of	Q2 2007	Q1 2007	Q2 2006

US$1 million	154	142	137
US$5 million	54	51	43
US$10 million	32	33	22
Revenue from existing business and new business (%)

	Q2 2007	Q1 2007	Q2 2006

Existing business	86.12	87.70	92.39
New business	13.88	12.30	7.61

Total	100.00	100.00	100.00

Other Information

Particulars	Q2 2007	Q1 2007	Q2 2006

New customers added	35	34	32
Number of active customers	504	489	429
Receivable days	80	77	72
Total number of customers including those of Citisoft and Nipuna is 521

12	Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market. Around 35,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 521* global companies, of which 157* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents.

*	Figures as per quarter ended September 30, 2006
For more information visit: www.satyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6 - K concerning the quarter ended June 30, 2006, furnished to the United States Securities Exchange Commission on July 28, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Contact Information
Diwakar Pingle
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-30654105 Fax: +91-40-27840058
Email: Diwakar_Pingle@satyam.com

Satyam Computer Services Limited	13